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                                   EXHIBIT 3.4

            SECOND AMENDMENT TO THE BYLAWS OF INTERWEST BANCORP, INC.

Dated:         January 21, 1997

        THIS AMENDMENT to the Bylaws of InterWest Bancorp, Inc. as adopted on December 20, 1994, was approved by unanimous vote of a quorum of the Board of Directors of InterWest Bancorp, Inc. at a regular meeting held January 21, 1997, at which a quorum was present and voting.

Section 3.11 is amended to read as follows:

3.11 Compensation: The directors may be paid their expenses, if any, for attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors, a stated retainer as Director and/or such other compensation as may be fixed by the Board of Directors by Resolution. Members of special or standing committees may be allowed like compensation for serving on committees of the Board of Directors. No such payments shall preclude any Director from serving the Corporation or any of its subsidiaries in any other capacity and receiving compensation therefore.